6 High Ridge Park, Bldg. A, Stamford, CT 06905-1323	Tel. 203.817.3000	www.ustinc.com
June 11, 2008
VIA EDGAR AND BY OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Rolaine S. Bancroft, Special Counsel
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	UST Inc.
Form 10-K for the fiscal year ended December 31, 2007 Filed February 22, 2008 and Definitive Proxy Statement
on Schedule 14A Filed March 24, 2008 (File No. 000-17506)
Dear Ms. Bancroft:
     UST Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 1, 2008 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2007 filed by the Company with the Commission on February 22, 2008 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on March 24, 2008 (File No. 000-17506) (the “Proxy Statement”).
     The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.
Form 10-K
Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
1.	We could not locate the table disclosing security ownership of management that you reference. Please advise. Refer to Item 403(b) of Regulation S-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 11, 2008

     Response: In response to the Staff’s comment, the Company will include additional tabular disclosure in its future proxy statements regarding the individual security ownership information for each of the named executive officers and notes the following information:
The Company’s reference under Item 12, cited within the Staff’s comment, indicates that “the information with respect to the security ownership of management... is contained in the table and accompanying text set forth under the caption “Election of Directors” in its Notice of 2008 Annual Meeting and Proxy Statement.” Specifically, this information has been provided within the table on pages 5 through 8 of the Proxy Statement for each of the directors, including the Company’s chief executive officer. This information clearly specifies the number of shares beneficially owned by each of such directors, whether any of such shares are pledged as collateral and how many shares are subject to option exercises.
The Company also provided the following accompanying disclosure beneath the table on page 8 of the Proxy Statement:
“As of December 31, 2007, all directors and executive officers as a group beneficially owned 906,170 shares of Common Stock and had exercisable options to acquire 998,210 shares of Common Stock, which together represented in the aggregate approximately 1.2 percent of the outstanding Common Stock including options held by all such persons. No executive officer or director beneficially owned more than 1 percent of the aggregate amount of the outstanding Common Stock including options held by the respective person.”
This security ownership information was provided in response to Item 403(b) of Regulation S-K. The Company believes that the foregoing presentation, rather than a separate table elsewhere in the Proxy Statement, was beneficial so that stockholders would have the share ownership information before them when considering the individual nominees for director.
In addition, the Company believes that the combination of the tabular disclosure for its directors and the inclusion of the aggregate holdings of “all directors and executive officers as group,” as well as disclosure of related share-based information elsewhere in the Proxy Statement (e.g., the Outstanding Equity Awards at December 31, 2007 table on page 34), provides stockholders with adequate information concerning the magnitude and nature of management’s equity ownership. As such, and taking into consideration that “no executive officer...beneficially owned more than 1 percent” of the Company’s shares (as disclosed), the Company did not deem it necessary to provide individual security ownership information for each of the named executive officers who were not also

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 11, 2008

nominees for director within its tabular disclosure. However, as previously stated, the Company will include additional tabular disclosure in its future proxy statements regarding the individual security ownership information for each of the named executive officers.
Definitive Proxy Statement on Schedule 14A
Compensation Levels Should Be Competitive, page 19
2.	We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
     Response: In response to the Staff’s comment, the Company will include in its future proxy statements disclosure as to the degree to which the Company’s Compensation Committee (the “Committee”) considered the comparability of the comparator companies listed in such filings.
The comparator companies set forth on page 19 of the Proxy Statement are comprised of consumer products companies with emphasis on packaged goods, including tobacco and beverage. Market, industry and other information with respect to each of the companies, along with input from its independent consultant, Frederick W. Cook & Co., Inc. (the “Cook Firm”), are used by the Committee to select individual companies. To enhance comparability and in recognition of the fact that the companies in the comparator group vary in size, the information for each company is adjusted to take into account their total market value. While the Committee recognizes that no single company is directly comparable, the Committee believes that, taken as a whole, the comparator companies provide an appropriate comparison for compensation at the Company since they reflect a representative group of companies with whom the Company must compete for talent. The Committee also recognizes that the composition of the peer group may change over time, based on its annual review, merger and acquisition activity in various industries, as well as comparisons provided by the Cook Firm.
Components of the Executive Compensation Program, page 20
3.	We note your disclosure that decisions regarding compensation are based on an assessment of each executive’s performance against certain performance factors, goals or targets. In future filings, please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 11, 2008

measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.
     Response: In response to the Staff’s comment, the Company will expand in future proxy statements its discussion of how the applicable factors impacted the Committee’s determination regarding the size of the long-term incentive awards made in the most recently completed fiscal year and its disclosure of the qualitative and quantitative elements of the performance based compensation for each named executive officer. The Company will also expand, in future filings, its existing disclosures with respect to the annual incentive opportunity discussed in the Proxy Statement. In addition the Company plans to include in future filings a matrix specifying the targeted performance measures for the fiscal year, indicate what actual performance is determined to have been against these metrics, and disclose with specificity the impact on compensation.
4.	To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www. sec.gov.
     Response: Based on the criteria utilized in the past, the Company does not presently expect that it will need to rely on the exception permitting non-disclosure in cases where disclosure would result in competitive harm. To the extent that new circumstances develop requiring the Company to omit disclosure of the actual performance targets, the Company will include appropriate disclosures discussing how difficult it would be for the named executive officers, or how likely it will be for the Company to achieve, the undisclosed target levels or other factors.
General – Company Statement
     At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Proxy Statement;

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 11, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
         If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (203) 817-3597.

Very truly yours,
/s/ Raymond P. Silcock
Raymond P. Silcock
Senior Vice President and Chief Financial Officer, UST Inc.

cc:	U.S. Securities and Exchange Commission Julie Bell
UST Inc.
Richard A. Kohlberger
Steven J. Younes
Lorna R. Simms